UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 10)*

                              XTRA CORPORATION
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                              (Name of Issuer)

                       COMMON STOCK, $0.50 PAR VALUE
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                       (Title of Class of Securities)

                                 984138107
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                               (CUSIP Number)

    STEVEN C. OLSON                              AVIVA DIAMANT
TIGER MANAGEMENT L.L.C.            FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
    101 PARK AVENUE                          ONE NEW YORK PLAZA
   NEW YORK, NY 10178                        NEW YORK, NY 10004
    (212) 984-2500                             (212) 859-8000
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        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                               JULY 30, 2001
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 984138107

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Tiger Management L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           2,256,000 (see Item 4)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         2,256,000 (see Item 4)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,256,000 (see Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21.5%

14  TYPE OF REPORTING PERSON*

    IA

                                SCHEDULE 13D

CUSIP No. 984138107

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Tiger Performance L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           919,594 (see Item 4)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         919,594 (see Item 4)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    919,594 (see Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.8%

14  TYPE OF REPORTING PERSON*

    IA

                                SCHEDULE 13D

CUSIP No. 984138107

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Tiger Management Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           3,175,594 (see Item 4)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         3,175,594 (see Item 4)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,175,594 (see Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.3%

14  TYPE OF REPORTING PERSON*

    HC, CO

          This Amendment No. 10 hereby amends the initial Schedule 13D filed on January 11, 1995, Amendment No. 1 to the initial Schedule 13D filed on January 13, 1995, Amendment No. 2 to the initial Schedule 13D filed on May 9, 1995, Amendment No. 3 to the initial Schedule 13D filed on May 16, 1995, Amendment No. 4 to the initial Schedule 13D filed on June 12, 1997, Amendment No. 5 to the initial Schedule 13D filed on July 3, 1997, Amendment No. 6 to the initial Schedule 13D filed on August 13, 1997, Amendment No. 7 to the initial Schedule 13D filed on January 25, 1999, Amendment No. 8 to the initial Schedule 13D filed on September 2, 1999, and Amendment No. 9 to the initial Schedule 13D filed on December 15, 1999. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On July 30, 2001, the Company, Berkshire Hathaway Inc., a Delaware corporation (the "Parent") and BX Merger Sub Inc., a Delaware corporation that is a wholly owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Under the terms of the Merger Agreement, the Purchaser has agreed to commence a tender offer to purchase for cash all of the issued and outstanding shares of Common Stock at a price of $55.00 per share (the "Tender Offer") upon the terms and subject to the conditions contained in the Merger Agreement.

          Contemporaneously with the execution of the Merger Agreement, Parent and Purchaser entered into a stockholders agreement (the "Stockholders Agreement") with Tiger Management Corporation ("TMC"), Tiger Management L.L.C. ("TMLLC"), Tiger Performance L.L.C. ("TPLLC") and Julian
H. Robertson, Jr. (TMC, TMLLC, TPLLC and Julian H. Robertson, Jr. each a "Stockholder" and collectively the "Stockholders"). Pursuant to the Stockholders Agreement, each Stockholder has agreed to tender all shares of the Common Stock beneficially owned by it in the Tender Offer. Each Stockholder has agreed to cause all shares of Common Stock beneficially owned by it to be voted, among other things, in favor of the Merger Agreement and against any Takeover Proposal (as defined in the Merger Agreement) and has appointed Parent and Purchaser as its proxy in this regard. Each Stockholder has agreed not to directly or indirectly, solicit, initiate, knowingly encourage or take any other action designed to facilitate any inquiries or the making of any proposal relating to (i) any acquisition of any of its shares of Common Stock or (ii) any transaction that constitutes a Takeover Proposal. Each Stockholder has also agreed to notify Parent and Purchaser of any specific proposal or offer made to the Stockholder relating to a Takeover Proposal or any substantive inquiry or contact made to the Stockholder specifically relating to a Takeover Proposal. Each Stockholder has further agreed not to transfer, pledge or otherwise dispose of, or enter into any arrangement with respect to any transfer, pledge or other disposition of, any of such Stockholder's shares of Common Stock or to enter into any voting arrangement with respect to its shares of Common Stock. The Stockholders have granted Parent and Purchaser an option (the "Option") to purchase their shares of Common Stock in certain circumstances. The Stockholders Agreement will terminate (i) upon the written mutual consent of the parties or (ii) automatically and without any required action by the parties upon the earliest to occur of (A) the Effective Time (as defined in the Merger Agreement), (B) the closing of the exercise of the Options or the expiration of the Options, whichever occurs earlier, (C) the termination of the Merger Agreement in accordance with its terms, other than a termination pursuant to Sections 7.1(c)(ii) or 7.1(d)(ii) thereof, (D) the amendment of the Merger Agreement without the written consent of the Stockholders that (x) provides for a reduction in the Offer Price (as defined in the Merger Agreement) below $55.00; (y) changes the Offer Price to other than cash or (z) otherwise is material and adverse to the Stockholders, and (e) December 1, 2001.

          A copy of the Stockholders Agreement is attached hereto as
Exhibit 1. The description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Item 5, paragraphs (a) is amended to read as follows:

          (a) While the number of shares owned by each Stockholder remains the same as previously reported, the respective percentages which such shares represent of the total number of outstanding shares of the Company has changed, due to the change in the total number of outstanding shares of the Company, as follows:(FN1)


  Name                  Number of Shares             % of share
------------    -------------------------------   ----------------
  TMC                      3,175,594(FN2)              30.3%
  TMLLC                    2,256,000                   21.5%
  TPLLC                      919,594                    8.8%
  JHR, Jr.                    23,500                     .2%

          (1) The table above sets forth information as of the date of the filing of this amendment No.10.

          (2) The shares and percentages shown for TMC in the above table include all of the shares and percentages in the above table shown for each of TMLLC and TPLLC.

          Item 5 is further amended by adding the following thereto:

          Reference is made to Item 4 above for a description of the Stockholders Agreement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

          Item 6 is amended by adding the following thereto:

          Reference is made to Item 4 above for a description of the Stockholders Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Exhibit 1. Stockholders Agreement, dated as of July 30, 2001, by and among Berkshire Hathaway Inc., BX Merger Sub Inc., and each of the Stockholders listed on Exhibit A thereto.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 2, 2001



                                    TIGER MANAGEMENT CORPORATION


                                    By:  /s/ Steven C. Olson
                                       ------------------------------------
                                    Its: Treasurer
                                        -----------------------------------



                                    TIGER MANAGEMENT L.L.C.


                                    By:  /s/ Steven C. Olson
                                       ------------------------------------
                                    Its: Treasurer
                                        -----------------------------------



                                    TIGER PERFORMANCE L.L.C.


                                    By:  /s/ Steven C. Olson
                                       ------------------------------------
                                    Its: Treasurer
                                        -----------------------------------



                                    Julian H. Robertson, Jr.
                                    ---------------------------------------
                                    By:  /s/ Steven C. Olson
                                       ------------------------------------
                                         Under Power of Attorney dated
                                         January 11, 2000 filed with
                                         Amendment No. 4 to the Schedule 13G
                                         for Federal Mogul Corporation dated
                                         May 15, 2000.

                                 AGREEMENT
                                 ---------

The undersigned agree that this Amendment No. 10 to Schedule 13D dated August 2, 2001 relating to shares of Common Stock of XTRA Corporation shall be filed on behalf of the undersigned.


TIGER MANAGEMENT CORPORATION


By:  /s/ Steven C. Olson
   ------------------------------------
Its: Treasurer
    -----------------------------------



TIGER MANAGEMENT L.L.C.


By:  /s/ Steven C. Olson
   ------------------------------------
Its: Treasurer
    -----------------------------------



TIGER PERFORMANCE L.L.C.


By:  /s/ Steven C. Olson
   ------------------------------------
Its: Treasurer
    -----------------------------------



Julian H. Robertson, Jr.
---------------------------------------
By:  /s/ Steven C. Olson
   ------------------------------------
   Under Power of Attorney dated
   January 11, 2000 filed with
   Amendment No. 4 to the Schedule 13G
   for Federal Mogul Corporation dated
   May 15, 2000.

                               EXHIBIT INDEX
                               -------------

Exhibit 1. Stockholders Agreement, dated as of July 30, 2001, by and among Berkshire Hathaway Inc., BX Merger Sub Inc., and each of the Stockholders listed on Exhibit A thereto.